

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Magen McGahee
Chief Financial Officer
Galaxy Next Generation, Inc.
286 Big A Road
Toccoa, Georgia 30577

>   **Re: Galaxy Next Generation, Inc.**
>   **Registration Statement on Form S-1**
>   **Response filed February 18, 2020**
>   **File No. 333-235905**

Dear Ms. McGahee:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Our reference to our prior comment is a reference to the comment in our February 5, 2020 letter.

Response filed February 18, 2020

General

1.   We note your response to prior comment 1. However, we continue to believe that the three-month period ending June 30, 2018 does not meet the definition of a one-year period under Rule 3-06 of Reg. S-X. To satisfy your obligation under Rule 8-02 of Reg. S-X to file financial statements for two fiscal years, please amend this filing to include audited financial statements for the year ended March 31, 2018 or tell us why you are not required to do so.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Leslie Marlow, Esq.